Alma Maritime Limited

Pandoras 13

Glyfada 16674
Athens, Greece

(+30) 210 894 4640

June 6, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Alma Maritime Limited
Registration Statement on Form F-1 (File No. 333-165415)
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Alma Maritime Limited (the “Company” or “we”) hereby applies to the Securities and Exchange Commission (the “Commission”), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), for the withdrawal of the Company’s Registration Statement on Form F-1 (File No. 333-165415) initially filed with the Commission on March 12, 2010, including all amendments and exhibits thereto (the “Registration Statement”).  The Company is seeking withdrawal of the Registration Statement as a result of adverse market conditions.

The Registration Statement has not been declared effective, and no securities of the Company have been sold pursuant to the Registration Statement.   In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Company also informs the Commission that the Company may rely on Rule 155(c) under the Securities Act in connection with any private offering undertaken by it following the withdrawal of the Registration Statement.

If you have any questions in connection with this request, please contact the undersigned at (+30) 210 894 4640 or Finnbarr D. Murphy of Morgan, Lewis & Bockius LLP at 212-309-6704.

Sincerely,

ALMA MARITIME LIMITED

By:	/s/ Stewart Crawford
Stewart Crawford
Chief Financial Officer